

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2023

Michael Nessim
Chief Executive Officer
Kingswood Acquisition Corp.
17 Battery Place, Room 625
New York, NY 10004 1325

   Re: Kingswood Acquisition Corp.
     Preliminary Proxy Statement on Schedule 14A
     Filed April 24, 2023
     File No. 001-39700

Dear Michael Nessim:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Real Estate & Construction

cc: Bradley A. Noojin, Esq.